Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

Clever Leaves Expands in Brazil Through Multi-Year Supply Agreement with GreenCare

Clever Leaves Received an Initial USD $2M Payment Upon Signing the USD $4M “take or pay” Agreement

New York, Nov. 23, 2020 – Clever Leaves International Inc. (“Clever Leaves”), a leading multi-national operator and licensed producer of pharmaceutical-grade cannabinoids, announced today that it has entered into a commercial agreement with GreenCare, a leading pharmaceutical company in education and medicine, access, and distribution of products in the Brazilian cannabinoids market, to license and distribute certain Clever Leaves’ white label finished cannabis-derived products. The products that will be delivered to GreenCare will be manufactured in Clever Leaves’ EU-GMP certified facilities in Colombia.

The three-year agreement provides that GreenCare will purchase at least USD $4M of product from Clever Leaves, and USD $2M was paid to Clever Leaves upon the execution of the contract. This type of agreement is a significant milestone in Latin America for cannabinoid products, and it could serve as a guide for additional supply partnerships that may be struck in the region, going forward. Under the agreement, Clever Leaves will provide a territory-exclusive, patient-ready CBD-dominant product that will be exported to Brazil and registered in accordance with the Brazilian health regulatory agency’s (ANVISA) regulations. The initial CBD-dominant product that will be shipped by Clever Leaves will be commercialized and distributed by GreenCare to pharmacies and other authorized pharmaceutical channels in the country. GreenCare has committed to perform clinical trials on the initial product, and the parties anticipate that the first commercial shipment under the agreement will reach the Brazilian market by Q2 of 2021.

“This partnership with Clever Leaves reinforces our commitment to offering solutions in the Brazilian market based on quality, safety and efficacy. It will allow us to expand a portfolio of reliable and internationally recognized products, ensuring that our investments in education and built relationships with the most respected doctors in the country are validated by the best available alternatives in cannabinoid treatment in Brazil,” says Martim Prado Mattos, CEO of GreenCare.

"As the largest potential medical cannabis market in Latin America, Brazil represents an incredible market opportunity for Clever Leaves’ licensed products. GreenCare is an ideal partner for Clever Leaves to enter Brazil, as they offer the critical experience and knowledge of the commercial dynamics in Brazil across the medical and pharmaceutical communities,” said Kyle Detwiler, CEO of Clever Leaves. “The execution of this agreement provides Clever Leaves with near-term revenue visibility and is a display of confidence in the quality of our operations and our ability to deliver.”

“This is a major milestone for Clever Leaves, as we pursue new commercial partnerships and navigate an evolving global medical cannabis marketplace,” said Andrés Fajardo, President of Clever Leaves. “Our premium cannabinoid products, EU GMP certified production practices, and pharmaceutical stability data generated specifically for the Brazilian tropical conditions, coupled with GreenCare’s access to important distribution channels and insight into doctors’ and patients’ needs, will set a new standard for accessibility, quality and value for Brazil.”

Clever Leaves has received multiple international certifications that have enabled it to increase its export and sales capacity from its Colombian operations, including the highly coveted European Union Good Manufacturing Practices (EU GMP) Certification, a Good Manufacturing Practices (GMP) Certification by INVIMA, and Good Agricultural and Collecting Practices (GACP) Certification. Also, in August 2020, Clever Leaves was granted a provisional license in Portugal from Infarmed – the Portuguese health authority – that allows Clever Leaves to cultivate, import and export dry flower for medicinal and research purposes.

Clever Leaves recently announced that it amended its definitive agreement with Schultze Special Purpose Acquisition Corp. (Nasdaq: SAMA, SAMAW, and SAMAU) (“SAMA”), pursuant to which a newly formed holding company, Clever Leaves Holdings Inc. (“Holdco”) will acquire SAMA and Clever Leaves (the “Business Combination”). The transaction is expected to close in the fourth quarter of 2020, with Holdco anticipated to become a Nasdaq-listed public company trading under the ticker symbol “CLVR".

About Clever Leaves International Inc.

Clever Leaves is a multi-national cannabis company with a mission to operate in compliance with federal and state laws and with an emphasis on ecologically sustainable, large-scale cultivation and pharmaceutical-grade processing as the cornerstones of its global cannabinoid business. With operations and investments in Canada, Colombia, Germany, Portugal, and the United States, Clever Leaves has created an effective distribution network and global footprint, with a foundation built upon capital efficiency and rapid growth. Clever Leaves aims to be one of the industry’s leading global cannabinoid companies recognized for its principles, people, and performance while fostering a healthier global community.

About GreenCare

Founded in 2018, GreenCare has the mission to offer legal, safe and effective cannabinoid based products to the health and wellness segments of the Brazilian market.

With a strategy focused on continuous medical education, scientific research and innovation, GreenCare offers high quality products, providing strong support to doctors, patients and consumers. Holding thousands of face-to-face medical visits or virtual interactions every month, GreenCare has the highest capabilities among health professionals from the most varied clinical specialities including neurology, rheumatology, psychiatry, gynaecology, among others.

GreenCare believes in the potential of medicinal cannabis and in the countless benefits of its derived products for patients and their families. The company is continually expanding its portfolio of cannabis derived products to quickly meet the different needs of doctors, patients and consumers looking for innovative solutions in medical treatment and wellness care.

One of the leaders in sales and access in the Brazilian market, GreenCare has as its controlling shareholder, one of the most important global funds of venture capital specialized in cannabis businesses, Greenfield Global Opportunities, which has investments in 16 companies, established in 6 different countries.

About Schultze Special Purpose Acquisition Corp.

Schultze Special Purpose Acquisition Corp. (Nasdaq: SAMA, SAMAW, and SAMAU) is a blank check company formed for the purpose of entering into a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. SAMA’s sponsor is an affiliate of Schultze Asset Management, LP, an alternative investment management firm founded in 1998 that focuses on distressed, special situation and event-driven securities and has invested over $3.2 billion since inception with a notable track-record through its active investment strategy. SAMA itself is backed by an experienced team of operators and investors with a successful track-record of creating material value in public and private companies.

Additional Information and Where to Find It

In connection with the Business Combination, Holdco has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Registration Statement, including the proxy statement/prospectus contained therein, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. Following the Registration Statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders and the ability to close the private placement with certain institutional investors; the ability to meet Nasdaq's listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in the Registration Statement, including the proxy statement/prospectus included therein. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Press contacts:

McKenna Miller

KCSA Strategic Communications

+1347-487-6197

mmiller@kcsa.com

Diana Sigüenza

Strategic Communications Director

+573102368830

Diana.siguenza@cleverleaves.com

Fábio Pimentel

GreenCare Strategic Communication

+5511938060617

fabio.pimentel@vitalagencia.com

Investor inquiries:

Raphael Gross

ICR

+1203-682-8253

raphael.gross@icrinc.com